Exhibit 4.3

DESCRIPTION OF SECURITIES OF METROPOLITAN BANK HOLDING CORP.

Description of Registrant’s Securities

The following description of our securities is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the New York Business Corporation Law, for additional information. Unless otherwise indicated or the context otherwise requires, references in this Exhibit to “we,” “us” and “our” refer collectively to Metropolitan Bank Holding Corp., which we refer to as the Company, and Metropolitan Commercial Bank, which we refer to as the Bank, or to any of those entities, depending on the context.

General

Our authorized capital consists of 25,000,000 shares of common stock, $0.01 par value, 5,000,000 shares of Class A preferred stock, $0.01 par value, and 2,000,000 shares of Class B preferred stock, $0.01 par value. All issued and outstanding shares are fully paid and non-assessable.

Common stock

Voting rights. All voting rights are vested in the holders of our common stock, subject to the issuance of preferred stock with voting rights. Any issuance of our preferred stock with voting rights may affect the voting rights of the holders of common stock. Except as discussed below in “—Restrictions on Acquisition of Metropolitan Bank Holding Corp.,” each holder of common stock will be entitled to one vote per share. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

Dividends. Holders of our common stock will be entitled to receive and share equally in such dividends as the board of directors of the Company may declare out of funds legally available for such payments. If the Company issues preferred stock, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. We may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors. The holders of common stock of the Company will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If the Company issues additional shares of preferred stock in the future, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Liquidation or dissolution. In the event of a liquidation or dissolution of the Company, holders of our common stock and any participating preferred stock will be entitled to receive, after payment or provision for payment of all of our debts and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, all of our assets available for distribution. If we issue preferred stock in the future, holders of such stock may have a senior interest over holders of common.

No preemptive or redemption rights. Holders of our common stock will not have any preemptive rights or redemption rights with respect to any shares of our capital stock that may be issued.

Exchange rights. We have agreed to provide the holder of our Class B Preferred Stock with the right to exchange its shares of common stock for additional shares of preferred stock in order to reduce its beneficial ownership of voting common stock to 9.9% of the Company’s total outstanding voting common stock.

Registration rights. We have agreed to provide the holder of our Class B Preferred Stock with the right to include its common shares in a registration statement that we are otherwise filing. To the extent the holder of our Class B Preferred Stock remains a holder of our common stock or our Class B Preferred Stock, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

Listing. The Company’s common stock is listed on New York Stock Exchange under the trading symbol “MCB”.

Preferred stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Class A preferred stock

None of our Class A Preferred Stock is currently outstanding.

Class B preferred stock

Only our Series F, Class B preferred stock is currently outstanding.

Voting rights. The holder of our Series F, Class B Preferred Stock has no voting rights, except as may be provided for under the New York Business Corporation Law, or the NYBCL.

Dividends. The holder of our Series F, Class B Preferred Stock is entitled to receive ratable dividends when dividends are concurrently declared and payable on the shares of common stock.

Liquidation or dissolution. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the assets of the Company or proceeds thereof  (whether capital or surplus) remaining available for distribution to stockholders of the Company after payment in full of all claims of creditors of the Company and all amounts due on any preferred stock or other securities of the Company that are superior and prior in rank to the common stock and the Series F, Class B Preferred Stock will be distributed to the holders of the common stock and the Series F, Class B Preferred Stock pro rata based, respectively, on the number of shares of common stock outstanding at such time and the number of shares of common stock into which the Series F, Class B Preferred Stock outstanding at such time is then convertible.

Preemptive or redemption rights. The holder of our Series F, Class B Preferred Stock does not have preemptive rights.

Conversion and transfer rights. The shares of Series F, Class B Preferred Stock are not convertible into common stock by the holder or any affiliate of such holder and may only be transferred by the holder or such affiliate (i) to an affiliate of such holder, (ii) to the Company, (iii) in a widespread public distribution, (iv) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (v) to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the initial holder or any affiliate of such initial holder.

However, we may agree to permit the holder of our Series F, Class B Preferred Stock to exchange shares of preferred stock for shares of our common stock in order to allow it to maintain its percent ownership of the outstanding common stock of the Company. Additionally, if at any time any Series F, Class B Preferred Stock held by the holder are transferred to any person other than an affiliate of the holder pursuant to either: (i) in a widespread public distribution; (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company; or (iii) a transferee that would control more than 50% of the voting securities of the Company without any transfer from the initial holder or any affiliate of such initial holder, such shares would immediately and without further action on the part of any person convert automatically to common shares, on a one for one basis, subject to compliance with the requirements of any federal banking regulators with respect to restrictions on the transfer of non-voting shares.

Registration rights. We have agreed to provide the holder of our Series F, Class B Preferred Stock with the right to include its common or preferred shares in a registration statement that we are otherwise filing. To the extent the holder of our Series F, Class B Preferred Stock remains a holder of our common stock or our Series F, Class B Preferred Stock, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

Restrictions on acquisition of Metropolitan Bank Holding Corp.

The following is a general summary of the material provisions of our Certificate of Incorporation and Bylaws, the NYBCL and federal law that may have an “anti-takeover effect.” Such provisions might discourage future takeover attempts by impeding efforts to acquire us or stock purchases in furtherance of such an acquisition.

Authorized shares of capital stock. Our Certificate of Incorporation authorizes the issuance of up to 25,000,000 shares of common stock, $0.01 par value, 5,000,000 shares of Class A preferred stock, $0.01 par value, and 2,000,000 shares of Class B preferred stock, $0.01 par value. Shares of preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of our common stock, could represent additional capital required to be purchased by an acquirer. Issuance of such additional shares may also dilute the voting interest of our stockholders.

Generally, the Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of the Company.

Directors. The Board of Directors is classified into three classes, one of which is elected each year for a three-year term. A director may be removed from office only for cause. These provisions may make it more difficult to remove a director, and may make it more difficult for an acquirer to acquire control of the company without negotiating with the Board of Directors, and may therefore have an anti-takeover effect.

Also, for so long as Endicott Opportunity Partners IV, L.P. beneficially owns at least 220,825 shares of common stock of Metropolitan Bank Holding Corp., Endicott Opportunity Partners IV, L.P. has  the right to designate Wayne Goldstein, Rob Usdan or Michael Gibbons to be invited to all meetings of the Board of Directors in a non-voting observer status, subject to such representative entering into a confidentiality agreement with Metropolitan Bank Holding Corp. as well as such representative’s attendance at any meeting being in compliance with Metropolitan Bank Holding Corp.’s Board of Directors’ legal, regulatory and/or fiduciary restrictions or limitations. In addition, Endicott Opportunity Partners IV, L.P. has the right to relinquish the observer right by designating Wayne Goldstein or Robert Usdan to become a member to Metropolitan Bank Holding Corp.’s Board of Directors, subject to approval of Metropolitan Bank Holding Corp.’s Board of Directors, which approval will not be unreasonably withheld.

Actions by stockholders. Special meetings of the stockholders may be called by the Board of Directors, the President or the Secretary and must be called by the President or the Secretary upon receipt by either of them of the written request of the holders of at least 25% of all shares entitled to vote.

In general, our Certificate of Incorporation may be amended in the manner prescribed under New York law. No proposed amendment or repeal of any provision of the Certificate of Incorporation may be submitted to stockholders unless the Board of Directors has approved the proposed amendment or repeal. The amendment or repeal of any provision of the Certificate of Incorporation must be approved by at least a majority vote.

Limitation of director and officer liability; indemnification. As permitted by the NYBCL, our Certificate of Incorporation eliminates the liability of directors and officers to Metropolitan Bank Holding Corp. or to its stockholders, except that the liability of a director or officer may not be eliminated if the officer or director received a financial benefit or other advantage that he was not entitled to or if a judgment against the director or officer is based on a finding that such person’s action or failure to act was the result of bad faith, intentional misconduct or a knowing violation of law.

Our Certificate of Incorporation provides that Metropolitan Bank Holding Corp. must indemnify a director or officer who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer, except that no such indemnification may be made in the event and to the extent that (i) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received a financial benefit that he was not entitled to.

Dissenters’ rights of appraisal. The NYBCL provides that, except in certain circumstances, a shareholder is not entitled to dissenter’s rights in any transaction if the stock is listed on a national securities exchange. Metropolitan Bank Holding Corp.’s common stock is listed on the New York Stock Exchange, a national securities exchange.

Business combinations under NYBCL. The business combination provisions of Section 912 of the NYBCL could prohibit or delay mergers or other takeovers or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. In general such provisions prohibit an interested shareholder (i.e., a person who owns 20% or more of our outstanding voting stock) from engaging in various business combination transactions with our company, unless (a) the business combination transaction, or the transaction in which the interested shareholder became an interested shareholder, was approved by the board of directors prior to the interested shareholder’s stock acquisition date, (b) the business combination transaction was approved by the disinterested shareholders at a meeting called no earlier than five years after the interested shareholder’s stock acquisition date, or (c) if the business combination transaction takes place no earlier than five years after the interested stockholder’s stock acquisition date, the price paid to all the stockholders under such transaction meets statutory criteria.

Bank Holding Company Act. The Bank Holding Company Act generally would prohibit any company that, together with its affiliates, is not solely engaged in activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. For these purposes, “control” is generally defined as ownership, control or the ability to vote 25% or more of any class of voting stock of, control of the election of a majority of the directors of or other exercise of a controlling influence over a bank holding company. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by regulations of the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, is presumed to constitute acquisition of control of the bank holding company for purposes of the Change in Bank Control Act of 1978.

Benefit Plans. In addition to the provisions of the Company’s Certificate of Incorporation and Bylaws described above, benefit plans of the Company that may authorize the issuance of equity to its board of directors, officers and employees adopted may contain provisions which also may discourage hostile takeover attempts which the board of directors of the Company might conclude are not in the best interests of the Company or its shareholders.